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www.lw.com

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Ms. Jane Park	London	Tel Aviv
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U.S. Securities and Exchange Commission	Milan
100 F Street N.E.
Washington, D.C. 20549

Re:	Connect Biopharma Holdings
Registration Statement on Form F-3
Filed April 15, 2022
File No. 333-264340

Dear Ms. Park:

We are in receipt of the Staff’s letter dated April 27, 2022 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Connect Biopharma Holdings Limited (“Connect” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Registration Statement on Form F-3 filed April 15, 2022

Cover Page

1.

Please provide prominent disclosure here disclosing that you were provisionally identified by the Commission on April 12, 2022 under the HFCAA. Refer to https://www.sec.gov/hfcaa. Please also revise your disclosure in the sales agreement prospectus accordingly.

Connect’s Response: The Company has revised the disclosure on the cover pages of the base prospectus and the sales agreement prospectus and on pages 4, 9, and S-7 of the Registration Statement in response to the Staff’s comment to note that it was conclusively identified by the Commission under the HFCAA in May 2022.

May 20, 2022

Our Company, page 3

2.

Prominently disclose each permission that you, or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also revise your disclosure in the sales agreement prospectus accordingly.

Connect’s Response: The Company has revised the disclosure on pages 3, 4, S-10, S-11, and S-12 of the Registration Statement in response to the Staff’s comment.

3.

We note your disclosure on pages 3 and S-7 relating to the risk that your securities may be prohibited from trading under the Holding Foreign Companies Accountable Act as early as 2024 if the PCAOB is unable to inspect or fully investigate your auditor. Please revise to clarify that if the PCAOB determines that it cannot inspect or fully investigate your auditor, your securities could be prohibited from trading and that as a result, an exchange may determine to delist your securities.

Connect’s Response: The Company has revised the disclosure on the cover pages of the base prospectus and sales agreement prospectus and on pages 4, 9, S-7, S-8, and S-12 of the Registration Statement in response to the Staff’s comment.

Cash Transfer and Dividend Payment, page 6

4.

Please update your disclosure to disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures in greater detail. Please also revise your disclosure in the sales agreement prospectus accordingly.

Connect’s Response: The Company has revised the disclosure on pages 8 and S-6 of the Registration Statement in response to the Staff’s comment.

May 20, 2022

Summary of Risk Factors, page 7

5.

In your summary of risk factors here and in your sales agreement prospectus, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

Connect’s Response: The Company has updated the summary of risk factors on pages 9 and S-8 of the Registration Statement in response to the Staff’s comment.

6.

We refer to your summary risk factor on pages 7 and S-8 that PRC government agencies may exert more oversight and control over offerings that are conducted overseas and non- PRC investment in PRC-based issuers. Please revise to specifically acknowledge the risk that such oversight and control by the PRC government could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Connect’s Response: The Company has updated the summary risk factors on pages 9 and S-8 of the Registration Statement in response to the Staff’s comment.

7.

Please expand your disclosure to specifically discuss whether you have officers or directors located in China, and if so, address the difficulty of bringing actions and enforcing judgments against individuals located in China. Please also include relevant summary risk factor and risk factor disclosure, as applicable. Please also revise your disclosure in the sales agreement prospectus accordingly.

Connect’s Response: The Company has revised the disclosure on pages 45 and S-53 of the Registration Statement in response to the Staff’s comment. Additionally, the Company has updated the summary risk factors on pages 9 and S-8 of the Registration Statement. The Company does note, however, that the Company’s administrative office is located in San Diego, California. The Company’s Chief Executive Officer, Chief Financial Officer and Chief Medical Officer all reside in California and are all U.S. citizens. Among the Company’s executive officers, only the Company’s President, Bill Pan, Ph.D. (a Canadian citizen) resides in China. In addition, of the Company’s Board of Directors, all other than Dr. Pan and Kan Chen, Ph.D. are U.S. citizens who reside in the United States.

*********

May 20, 2022

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3959. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Michael Sullivan
Michael Sullivan
of LATHAM & WATKINS LLP

cc:	Jason Drory, Securities Exchange Commission

Jiang Bian, Esq., Connect Biopharma Holdings Limited

Cheung Ying (Cathy) Yeung, Esq., Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP

Donald K. Lang, Davis Polk & Wardwell LLP